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CONFIDENTIAL TREATMENT REQUESTED BY SURFACE ONCOLOGY, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

March 29, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mary Beth Breslin

Re:	Surface Oncology, Inc.
Registration Statement on Form S-1
File No. 333-223877
CIK No. 0001718108

Ladies and Gentlemen:

On behalf of Surface Oncology, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 15, 2017 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on November 17, 2017, resubmitted to the Commission on December 22, 2017 and March 5, 2018, and subsequently filed by the Company with the Commission on March 23, 2018 (File No. 333-223877) (the “Registration Statement”), we submit this supplemental letter to further address comment 5 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is

March 29, 2018

accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

5.	Once you have an estimated offering price range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the midpoint of the estimated offering price range. This information will help facilitate our review of your accounting for equity issuances including stock compensation and conversion features for your preferred shares.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. As disclosed in the Registration Statement, the Company’s most recent third-party valuations of its common stock were prepared as of January 18, 2018, February 2, 2018 and February 26, 2018.

CONFIDENTIAL TREATMENT REQUESTED BY SURFACE ONCOLOGY, INC.

March 29, 2018

These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company’s recent common stock valuations were prepared using a hybrid method. The hybrid method is a probability-weighted expected return method where the equity value in one or more of the scenarios is calculated using an option pricing method.

Each of the Company’s three most recent third-party valuations, which were used, in part, by the Company’s board of directors to determine the fair value of the Company’s common stock as of the grant date of each option award, considered two future-event scenarios: a sale scenario and an IPO scenario. The equity value of the Company in each future-event scenario was determined using market approaches. The IPO scenario assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to the preferred stock as compared to the common stock prior to the IPO. Each of the valuations probability weighted the IPO scenario and the sale scenario based on the Company’s assessment of its development pipeline and market conditions at that time. For each of the future-event scenarios, the Company then applied a discount for lack of marketability (“DLOM”), each determined by a put option analysis that considered the timing of each future-event scenario. Key assumptions used by the Company in its three most recent valuations were as follows:

	IPO Scenario		Sale Scenario		Indicated Fair Value per Share of Common Stock
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM
January 18, 2018	[***]%	[***]%	[***]%	[***]%	$4.06
February 2, 2018	[***]%	[***]%	[***]%	[***]%	$4.37
February 26, 2018	[***]%	[***]%	[***]%	[***]%	$5.86

The principal factor contributing to the increase in the fair value of common stock from the January 18, 2018 valuation to the February 2, 2018 valuation was the Company’s achievement in late-January 2018 of a specified milestone under the collaboration agreement with Novartis and its entitlement to a $45.0 million milestone payment, which increased the Company’s overall equity value. The principal factor contributing to the increase in the fair value of common stock from the February 2, 2018 valuation to the February 26, 2018 valuation was the increase in the probability weighting of the IPO scenario to [***]% and the decrease in the DLOM due to an acceleration in the IPO timeline, which was principally due to (i) the Company’s announcement in mid-February of the appointment of a Chief Executive Officer and (ii) adding three new members to the Board who possess relevant strategic, financial, fundraising and biotechnology and pharmaceutical industry experience, both events deemed necessary in order for the Company to execute its plan to launch an offering of its common stock.

CONFIDENTIAL TREATMENT REQUESTED BY SURFACE ONCOLOGY, INC.

March 29, 2018

The Board relied, in part, on the results of the February 26, 2018 valuation in its determination of the fair value of common stock of $5.86 per share as of March 2, 2018 and March 11, 2018, when it granted options to employees and directors. Between February 26, 2018 and March 11, 2018, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common shares remained $5.86 per share from February 27, 2018 to March 11, 2018.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined by negotiations between the Company and the underwriters. Prior to March 27, 2018, the Company and underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	recent performance of IPOs of companies in the biotechnology sector; and

•	progress and stage of development of the Company’s development programs.

The Company believes that the difference between the fair value of its common stock as of March 11, 2018 of $5.86 per share and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to March 11, 2018:

•	The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the February 26, 2018 valuation, which considered multiple potential outcomes, some of which would have resulted in a lower value of the Company’s common stock than its IPO. If the Company had applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the February 26, 2018 valuation would have been $[***] per share (before giving effect to any discount for lack of marketability).

•	The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the February 26, 2018 valuation.

•	The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of this offering, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

CONFIDENTIAL TREATMENT REQUESTED BY SURFACE ONCOLOGY, INC.

March 29, 2018

•	Since March 11, 2018, the Company made further progress in the advancement of its lead development programs and the execution of its business strategies, including dosing the first patient in the Phase 1 clinical trial for its lead product candidate, SRF231.

•	In March 2018, the Company held “testing-the-waters” meetings, at which the Company received positive feedback from potential investors.

•	The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of this offering would provide the Company with ready access to the public equity and debt markets.

The Company respectfully submits that the deemed per share fair values used as the basis for determining the stock-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 100 Northern Avenue, Boston, Massachusetts 02210.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED BY SURFACE ONCOLOGY, INC.

March 29, 2018

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (212) 459-7234.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Seo Salimi
Seo Salimi, Esq.

cc:	J. Jeffrey Goater, Surface Oncology, Inc.
Kingsley L. Taft, Esq., Goodwin Procter LLP
Robert E. Puopolo, Esq., Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED BY SURFACE ONCOLOGY, INC.